[GRAPHIC OMITTED - LOGO]
TRIDENT RESOURCES CORP.
Suite 1000,
444 - 7th Avenue S.W.
Calgary, Alberta T2P 0X8
Telephone: (403) 770-0333
Facsimile: (403) 668-5805


                                                                February 5, 2007



VIA EDGAR

Securities and Exchange Commission
1OO F Street, N.E.
Washington, DC 20549


        Re:    Trident Resources Corp.
               Request to Withdraw Registration Statement on Form S-1 File No. 333-135998

Ladies and Gentlemen:

               In accordance with Rule 477 under the Securities Act of 1933 (the "Securities Act"), Trident Resources Corp. (the "Registrant") hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-1, as amended (the "Registration Statement"), together with all exhibits thereto, that was filed with the Securities and Exchange Commission (the "Commission") on July 24, 2006, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

               The Registrant has determined due to market conditions and changes to the Registrant's financing plans, not to proceed at this time with the registration and sale of the Registrant's Common Stock, par value $0.0001 per share (the "Common Stock"), as contemplated by the Registration Statement. The Registrant confirms that no shares of the Common Stock have been or will be issued or sold pursuant to the Registration Statement.

               The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act. The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

[GRAPHIC OMITTED - LOGO]
TRIDENT RESOURCES CORP.
Suite 1000,
444 - 7th Avenue S.W.
Calgary, Alberta T2P 0X8
Telephone: (403) 770-0333
Facsimile: (403) 668-5805



               If you have any questions with respect to this request, please call Andrew J. Foley, Esq. of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Registrant at (212) 373-3078.


                                            Sincerely,


                                            TRIDENT RESOURCES CORP.


                                            By: /s/ Murray Rogers
                                                ---------------------
                                            Name:  Murray Rogers
                                            Title: President and CEO



cc:    Andrew J. Foley, Esq.
       Paul, Weiss, Rifkind, Wharton & Garrison LLP